Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Hughes Electronics Corporation
General Motors Corporation
Commission File No. 333-105851
Commission File No. 333-105853

General Motors
News		GM Communications
media.gm.com

For Release:
Monday, Dec. 22, 2003

GM Plans to Split-Off Hughes and Redeem GM Class H Shares Today

NEW YORK - General Motors Corp. (NYSE: GM, GMH) today announced that it plans to complete the split-off of its Hughes Electronics subsidiary before the close of trading on the New York Stock Exchange today.

In connection with the Hughes split-off, GM will redeem all outstanding shares of GM Class H common stock and distribute to GM Class H common stockholders one share of Hughes common stock in exchange for each share of GM Class H common stock outstanding prior to the redemption time.

The redemption will become effective later today at the time of the simultaneous sale by GM of its 19.8 percent economic interest in Hughes to The News Corporation Ltd. (NYSE: NWS, NWS.A). News Corporation will then acquire from the former GM Class H common stockholders an additional 14.2 percent of the outstanding shares of Hughes common stock in exchange for News Corporation Preferred American Depositary Shares.

This announcement by GM constitutes notice of the redemption of shares of GM Class H common stock pursuant to GM’s certificate of incorporation as amended by the amendment of GM’s charter approved by GM common stockholders in October which became effective when filed with the Delaware Secretary of State earlier today.

General Motors, the world’s largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide and has been the global automotive sales leader since 1931. GM employs about 340,000 people around the world.

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Hughes is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting.

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In connection with the transactions, on August 21, 2003, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and The News Corporation Limited (“News Corporation”) filed definitive materials with the Securities and Exchange Commission (“SEC”), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC’s website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) the effects of legislative and regulatory changes and (2) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to the performance of Hughes satellites. You are urged to consider statements that include the words “will,” “expects,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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Contacts:

GM
Jerry Dubrowski
212-418-6261

Hughes Electronics
Bob Marsocci
310-726-4656